Exhibit 99.1

Legend Biotech Announces Preliminary Results for the Year Ended December 31, 2021

SOMERSET, N.J.--(BUSINESS WIRE)--February 18, 2022--Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global, clinical-stage biotechnology company developing and manufacturing novel therapies, today in conjunction with an announcement to be issued by Legend Biotech’s majority shareholder, GenScript Biotech Corporation, pursuant to the rules of The Stock Exchange of Hong Kong Limited, announced preliminary, unaudited financial results for the year ended December 31, 2021.

For the year ended December 31, 2021, Legend Biotech expects to record a loss for the year of approximately US$365.3 million to US$397.4 million and an adjusted loss for the year of approximately US$335.8 million to US$364.7 million, in each case, including research and development expenses of approximately US$297.9 million to US$321.8 million, which was mainly caused by the continuous investment into its lead product candidate, ciltacabtagene autoleucel (cilta-cel), and other product candidates in Legend Biotech’s pipeline, and selling and marketing expenses of approximately US$95.3 million to US$106.2 million, which was mainly caused by the increase of costs associated with commercial preparation activities for cilta-cel. See “Use of Non-IFRS Financial Measures” below for a reconciliation of Loss for the year to Adjusted loss for the year.

In addition, Legend Biotech expects to report a non-cash fair value loss of approximately US$5.7 million to US$6.4 million caused by the changes of fair value of Legend Biotech’s warrant liability. On May 13, 2021, Legend Biotech entered into a subscription agreement with an institutional investor relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value US$0.0001 per share, in a private placement at a purchase price of US$14.41625 per ordinary share (the “PIPE Offering”). Pursuant to the subscription agreement, the Company also agreed to issue and sell concurrently with the PIPE offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions closed on May 21, 2021(the “Closing Date”). The Warrant is exercisable, in whole or in part, at an exercise price of US$20.00 per ordinary share, until the two-year anniversary of the Closing Date. The Warrant is accounted for as a financial liability because the Warrant may be net share settleable at the holder’s option.

As of December 31, 2021, Legend Biotech had approximately US$688.9 million of cash and cash equivalents, approximately US$168.2 million of time deposits and approximately $29.9 million of financial assets measured at amortized cost.

The financial information contained in this press release is preliminary and is based on the latest estimated unaudited management accounts for the year ended December 31, 2021. Because Legend Biotech has not yet completed its financial closing procedures for the year ended December 31, 2021, Legend Biotech has provided a range for the preliminary results described above. Such information is not a comprehensive statement of Legend Biotech’s results for, and as of, this year, and are subject to the completion of management’s and Legend Biotech’s audit committee’s reviews and other financial closing processes and potential adjustments. Accordingly, Legend Biotech’s actual results as of, and for, the year ended December 31, 2021 may differ materially from the preliminary estimated data presented in this press release. As a result, it is possible that Legend Biotech’s final results will not be within the ranges presented.

The information contained in this press release has not been, and is not based on information that has been, audited, or reviewed by Legend Biotech’s independent auditor. Investors are cautioned not to place undue reliance on these preliminary estimates.

This preliminary estimated data should not be considered a substitute for the audited financial results for the year ended December 31, 2021, to be filed with the Securities and Exchange Commission (the “SEC”) on Form 20-F, which Legend Biotech expects to occur before the end of March 2022.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance. These non-IFRS financial measures do not have any standardized meaning and may not be comparable to similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS.

The following table provides a reconciliation of Legend Biotech’s Loss for the year to Adjusted loss for the year:

Year ended
(in millions, US$)	December 31, 2021

Loss for the year	(365.3)~(397.4)

Equity-settled share-based compensation expense	18.9~20.8
Service fees for follow-on public offering	0.4
Exchange differences, net	4.5~5.1
Fair value loss of warrant liability	5.7~6.4

Adjusted loss for the year	(335.8)~(364.7)

Adjusted loss for the year is a non-IFRS financial measure. Legend Biotech is reporting Adjusted loss for the year because this financial measure is to be reported as part of a Profit Warning announcement issued by Legend Biotech’s majority shareholder, GenScript Biotech Corporation, pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Adjusted loss for the year has limitations in that it does not reflect all expense items that affect Legend Biotech’s results.

Non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with IFRS and should be viewed as supplemental and in addition to Legend Biotech’s financial information presented in accordance with IFRS.

About Cilta-cel

Cilta-cel is an investigational chimeric antigen receptor T cell (CAR-T) therapy, formerly identified as JNJ-4528 in the United States and Europe and LCAR-B38M CAR-T cells in China, that is being studied in a comprehensive clinical development program for the treatment of patients with relapsed or refractory multiple myeloma and in earlier lines of treatment. The design consists of a structurally differentiated CAR-T with two BCMA-targeting single domain antibodies. In addition to a Breakthrough Therapy Designation (BTD) granted in the United States in December 2019, cilta-cel received a Priority Medicines (PRiME) designation from the European Commission in April 2019, and a BTD in China in August 2020. In addition, Orphan Drug Designation was granted for cilta-cel by the U.S. Food and Drug Administration (FDA) in February 2019, and by the European Commission in February 2020. A Biologics License Application seeking approval of cilta-cel was submitted to the U.S. FDA and a Marketing Authorization Application was submitted to the European Medicines Agency.

About Legend Biotech

Legend Biotech is a global, clinical-stage biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell, T-cell receptor (TCR-T), and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

We are currently engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. Applications seeking approval of cilta-cel for the treatment of patients with RRMM are currently under regulatory review by several health authorities around the world, including the U.S. Food and Drug Administration and the European Medicines Agency.

Learn more at www.legendbiotech.com and follow us on Twitter and LinkedIn.

Cautionary Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to future milestone payments under our collaboration agreement with Janssen. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial or preclinical study results, including as a result of additional analysis of existing data or unexpected new data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this press release as anticipated, believed, estimated or expected. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Investor:
Joanne Choi, Senior Manager, Investor Relations, Legend Biotech
Joanne.choi@legendbiotech.com

Crystal Chen, Manager, Investor Relations, Legend Biotech
crystal.chen@legendbiotech.com

Press:
Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com
(908) 331-5025